EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Lance, Inc.:
We consent to the incorporation by reference in the Registration Statements, No. 33-41866, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961 and No. 333-124472 of Lance, Inc. on Form S-8 of our reports dated March 8, 2006, with respect to the consolidated balance sheets of Lance, Inc. and subsidiaries as of December 31, 2005 and December 25, 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Lance, Inc.

/s/ KPMG LLP
Charlotte, North Carolina
March 8, 2006